      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 2003

                              --------------------

                       SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549[GRAPHIC OMITTED]
                                   SCHEDULE TO
                                  (RULE 13E-4)

Tender Offer Statement under Section 14(d)(1) or 13(e) of the Securities Exchange Act of 1934

                              --------------------

                              DELTA AIR LINES, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                              --------------------

                        OPTIONS TO PURCHASE COMMON STOCK,
                            PAR VALUE $1.50 PER SHARE
                (Title of Class of Securities underlying options)

                              --------------------

                                    247361108
                      (CUSIP Number of Class of Securities)
                              --------------------

                                ROBERT S. HARKEY
                SENIOR VICE PRESIDENT-GENERAL COUNSEL & SECRETARY

                              DELTA AIR LINES, INC.
                              POST OFFICE BOX 20706
                           ATLANTA, GEORGIA 30320-6001
                                 (404) 715-2600

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on behalf of Filing Person)

                              --------------------

                                   COPIES TO:
                             ELIZABETH G. WREN, ESQ.
                             KILPATRICK STOCKTON LLP
                            3500 ONE WACHOVIA CENTER
                         CHARLOTTE, NORTH CAROLINA 28202
                                 (704) 338-5123

                            CALCULATION OF FILING FEE

===============================================================================
     TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------
          $63,196,907                                         $5,112.63
-------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 39,640,111 shares of common stock of Delta Air Lines, Inc. having an aggregate value of $63,196,907 as of May 26, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #11, effective February 25, 2003, equals $80.90 per $1,000,000 of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:          N/A

         Form or Registration No.:        N/A

         Filing Party:                    N/A

         Date Filed:                      N/A

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated May 28, 2003 (the "Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) NAME AND ADDRESS. The name of the issuer is Delta Air Lines, Inc., a Delaware corporation ("Delta" or the "Company"). The address of its principal executive offices is Post Office Box 20706, Atlanta, Georgia 30320-6001. The telephone number at that address is (404) 715-2600. The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Delta") is incorporated herein by reference.

         (b) SECURITIES. This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by the Company to eligible option holders to exchange certain eligible stock options to purchase shares of the Company's common stock, par value $1.50 per share, outstanding under the Delta Air Lines, Inc. 2000 Performance Compensation Plan or its predecessor plan (the "PCP"), the DeltaShare Stock Option Plan (the "Nonpilots Plan") or the Pilots Stock Option Plan (the "Pilots Plan" and, together with the Nonpilots Plan, "SkyShares") (these three plans, collectively, the "Option Plans"), for a designated fewer number of replacement stock options with a new exercise price upon the terms and subject to the conditions set forth in the Offer to Exchange. Option holders are eligible to participate in the Offer if they are employees of Delta or one of its wholly-owned subsidiaries on a United States payroll and are either actively employed, on military leave or on one of the following short-term leaves, as defined by Delta: short-term personal leave of absence; accident leave; sick leave; maternity or paternity leave; family medical leave; special 60-day leave; short-term disability or other short-term leave approved by Delta; provided, however, that the Chief Executive Officer of Delta is not eligible to participate in the Offer. In order to receive replacement options, a participant must be an eligible employee on the date the Offer commences, the date the Offer ends and the date replacement options are granted. Outstanding stock options held by eligible employees that were granted after 1994 under the Option Plans and that have an exercise price of $25 per share or more are eligible for exchange in the Offer. The exact number of replacement options that will be granted in exchange for a participant's eligible options will depend upon the grant date of the eligible options the participant elects to exchange and whether or not the participant is an executive officer of Delta. The number of replacement options will be determined according to the following table, rounded up to the nearest whole share. The number of replacement options granted to participants who are executive officers of Delta will be 90% of the number determined in accordance with the following table:

                                                                   SUCH PARTICIPANT WILL RECEIVE A REPLACEMENT OPTION
                                                                     TO PURCHASE ONE SHARE OF DELTA COMMON STOCK FOR
   IF THE ELIGIBLE OPTION THAT A PARTICIPANT ELECTS TO              THE EXCHANGE OF THE FOLLOWING NUMBER OF ELIGIBLE
              EXCHANGE HAS A GRANT DATE OF:                                       OPTIONS TO PURCHASE:
----------------------------------------------------------       --------------------------------------------------------
     January 1, 1995 through December 31, 1999                                          3 shares
     January 1, 2000 through December 31, 2001                                          2 shares
     January 1, 2002 through December 31, 2002                                         1.5 shares

         The information set forth in the Offer to Exchange under "Summary Term Sheet," "Risks of Participating in the Offer," Section 1 ("The Offer"), Section 2 ("Eligible Employees"), Section 3 ("Eligible Options; Exchange Ratio"),
Section 7 ("Acceptance of Options for Exchange and Grant of Replacement Options") and Section 10 ("Source and Amount of Consideration; Terms of Replacement Options; Consequences of Delta Being Acquired") is incorporated herein by reference.

         (c) TRADING AND MARKET PRICE. The information set forth in the Offer to Exchange under Section 9 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) NAMES AND ADDRESS. The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth in Appendix A to the Offer to Exchange is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) MATERIAL TERMS. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("The Offer"), Section 2 ("Eligible Employees"), Section 3 ("Eligible Options; Exchange Ratio"), Section 4 ("Purpose of the Offer"), Section 5 ("Procedures for Electing to Exchange Options"),
Section 6 ("Withdrawal Rights"), Section 7 ("Acceptance of Options for Exchange and Grant of Replacement Options"), Section 8 ("Conditions of the Offer"),
Section 9 ("Price Range of Common Stock Underlying the Options") Section 10 ("Source and Amount of Consideration; Terms of Replacement Options; Consequences of Delta Being Acquired"), Section 13 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer"), Section 14 ("Legal Matters; Regulatory Approvals"), Section 15 ("Material U.S. Federal Income Tax Consequences") and
Section 16 ("Extension of the Offer; Termination; Amendment") is incorporated herein by reference.

         (b) PURCHASES. The information set forth in the Offer to Exchange under
Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The eligible option plans and related amendments attached hereto as Exhibits (d)(1) through (d)(7) contain information regarding the subject securities.

ITEM 6.  PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

         (a) PURPOSES. The information set forth in the Offer to Exchange under
Section 4 ("Purpose of the Offer") is incorporated herein by reference.

         (b) USE OF SECURITIES ACQUIRED. The information set forth in the Offer to Exchange under Section 7 ("Acceptance of Options for Exchange and Grant of Replacement Options") and Section 13 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) PLANS. The information set forth in the Offer to Exchange under
Section 4 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) SOURCE OF FUNDS. The information set forth in the Offer to Exchange under Section 10 ("Source and Amount of Consideration; Terms of Replacement Options; Consequences of Delta Being Acquired") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

         (b) CONDITIONS. The information set forth in the Offer to Exchange under Section 8 ("Conditions of the Offer") is incorporated herein by reference.

         (d)  BORROWED FUNDS.  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF SUBJECT COMPANY.

         (a) SECURITIES OWNERSHIP. The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

         (b) SECURITIES TRANSACTIONS. The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)  SOLICITATIONS OR RECOMMENDATIONS.  Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

         (a) FINANCIAL INFORMATION. The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Delta") and Section 18 ("Additional Information") and in the financial statements and notes related thereto on pages 26-67 of Delta's 2002 Annual Report to Shareowners incorporated by reference in Delta's Annual Report on Form 10-K for the year ended December 31, 2002 and on pages 3-22 of Delta's Quarterly Report on Form 10-Q for the three months ended March 31, 2003 is incorporated herein by reference.

         (b)  PRO FORMA INFORMATION.  Not applicable.

         (c) SUMMARY INFORMATION. The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Delta") is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

         (a) AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS. The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)  OTHER INFORMATION.  Not applicable.

ITEM 12.           EXHIBITS.

(a) (1) (A)       Offer to Exchange Certain Outstanding Stock Options for New
                  Stock Options, dated May 28, 2003.

(a) (1) (B)       Form of Stock Option Exchange Program Calculator - DeltaShare
                  Stock Option Plan and Pilots Stock Option Plan (SkyShares).

(a) (1) (C)       Form of Stock Option Exchange Program Calculator - 2000
                  Performance Compensation Plan.

(a) (1) (D)       Form of Letter Regarding SkyShares Personal Identification
                  Number (PIN).

(a) (1) (E)       Form of Confirmation Letter Including Agreement to Grant
                  Replacement Options - DeltaShare Stock Option Plan and Pilots
                  Stock Option Plan (SkyShares).

(a) (1) (F)       Form of Withdrawal - DeltaShare Stock Option Plan and Pilots
                  Stock Option Plan (SkyShares).

(a) (1) (G)       Form of Confirmation of Withdrawal Letter from Merrill Lynch -
                  DeltaShare Stock Option Plan and Pilots Stock Option Plan
                  (SkyShares).

(a) (1) (H)       Form of Voided Election Letter from Merrill Lynch - DeltaShare
                  Stock Option Plan and Pilots Stock Option Plan (SkyShares).

(a) (1) (I)       Form of Confirmation of Participation in the Offer -
                  DeltaShare Stock Option Plan and Pilots Stock Option Plan
                  (SkyShares).

(a) (1) (J)       Form of Confirmation Letter Including Agreement to Grant
                  Replacement Options - 2000 Performance Compensation Plan.

(a) (1) (K)       Form of Withdrawal - 2000 Performance Compensation Plan.

(a) (1) (L)       Form of Confirmation of Withdrawal Letter from Merrill Lynch -
                  2000 Performance Compensation Plan.

(a) (1) (M)       Form of Voided Election Letter from Merrill Lynch - 2000
                  Performance Compensation Plan.

(a) (1) (N)       Form of Confirmation of Participation in the Offer - 2000
                  Performance Compensation Plan.

(a) (1) (O)       Form of IVR Script - DeltaShare Stock Option Plan and Pilots
                  Stock Option Plan (SkyShares).

(a) (1) (P)       Form of Script for Personal Service Representatives- 2000
                  Performance Compensation Plan.

(a) (1) (Q)       Form of Script for Personal Service Representatives -
                  DeltaShare Stock Option Plan and Pilots Stock Option Plan
                  (SkyShares).

(a) (1) (R)       DeltaNet Intranet Pages (Option Exchange area on the HR
                  Employee Connection).

(a) (1) (S)       Option Exchange Program Booklet - DeltaShare Stock Option Plan
                  and Pilots Stock Option Plan (SkyShares).

(a) (1) (T)       Option Exchange Program Booklet - 2000 Performance
                  Compensation Plan.

(a) (1) (U)       Letter from Leo Mullin dated May 28, 2003.

(a) (1) (V)       Form of Stock Option Record Keeping Statement - DeltaShare
                  Stock Option Plan and Pilots Stock Option Plan (SkyShares).

(a) (1) (W)       Form of Stock Option Record Keeping Statement - 2000
                  Performance Compensation Plan.

(a) (1) (X)       Form of Option Exchange Poster.

(a) (1) (Y)       Form of Letter to Relatives and Contacts of Delta Employees on
                  Military Leave Who Are Eligible for the Stock Option Exchange
                  Program.

(a) (1) (Z)       Stock Option Basics.

(a) (1) (AA)      Newsline Intranet Communications to Employees -- May 28, 2003

(a) (1) (BB)      Press Release dated May 28, 2003.

(a) (1) (CC)      Internal Communication regarding Stock Option Exchange
                  Program.

(a) (1) (DD)      First Supplement to Offer to Exchange.

(b)               Not Applicable.

(d) (1) Delta 2000 Performance Compensation Plan, filed as Appendix A to Delta's Proxy Statement dated September 15, 2000 and incorporated herein by reference.

(d) (2)           First Amendment to Delta 2000 Performance Compensation Plan.

(d) (3)           Delta Pilots Stock Option Plan, filed as Exhibit 4.5 to
                  Delta's Registration Statement on Form S-8 on November 20,
                  1996 (Registration Number 333-16471) and incorporated herein by reference.

(d)(4)            Letter Agreement dated June 19, 1998 amending Pilots Stock
                  Option Plan.

(d) (5)           Amendment to Delta Pilots Stock Option Plan.

(d) (6)           DeltaShare Stock Option Plan, filed as Exhibit 4.4 to Delta's
                  Registration Statement on Form S-8 on November 20, 1996
                  (Registration Number 333-16471) and incorporated herein by reference.

(d) (7)           First Amendment to DeltaShare Stock Option Plan.

(g)               Not Applicable.

(h)               Not Applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a)  Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                             DELTA AIR LINES, INC.


                             /s/ Robert S. Harkey
                             --------------------------------------------------
                             Robert S. Harkey
                             Senior Vice President-General Counsel & Secretary


Dated: May 28, 2003

                                INDEX TO EXHIBITS

EXHIBIT NUMBER     DESCRIPTION
--------------     -----------

(a) (1) (A)       Offer to Exchange Certain Outstanding Stock Options for New
                  Stock Options, dated May 28, 2003.

(a) (1) (B)       Form of Stock Option Exchange Program Calculator - DeltaShare
                  Stock Option Plan and Pilots Stock Option Plan (SkyShares).

(a) (1) (C)       Form of Stock Option Exchange Program Calculator - 2000
                  Performance Compensation Plan.

(a) (1) (D)       Form of Letter Regarding SkyShares Personal Identification
                  Number (PIN).

(a) (1) (E)       Form of Confirmation Letter Including Agreement to Grant
                  Replacement Options - DeltaShare Stock Option Plan and Pilots
                  Stock Option Plan (SkyShares).

(a) (1) (F)       Form of Withdrawal - DeltaShare Stock Option Plan and Pilots
                  Stock Option Plan (SkyShares).

(a) (1) (G)       Form of Confirmation of Withdrawal Letter from Merrill Lynch -
                  DeltaShare Stock Option Plan and Pilots Stock Option Plan
                  (SkyShares).

(a) (1) (H)       Form of Voided Election Letter from Merrill Lynch - DeltaShare
                  Stock Option Plan and Pilots Stock Option Plan (SkyShares).

(a) (1) (I)       Form of Confirmation of Participation in the Offer -
                  DeltaShare Stock Option Plan and Pilots Stock Option Plan
                  (SkyShares).

(a) (1) (J)       Form of Confirmation Letter Including Agreement to Grant
                  Replacement Options - 2000 Performance Compensation Plan.

(a) (1) (K)       Form of Withdrawal - 2000 Performance Compensation Plan.

(a) (1) (L)       Form of Confirmation of Withdrawal Letter from Merrill Lynch -
                  2000 Performance Compensation Plan.

(a) (1) (M)       Form of Voided Election Letter from Merrill Lynch - 2000
                  Performance Compensation Plan.

(a) (1) (N)       Form of Confirmation of Participation in the Offer - 2000
                  Performance Compensation Plan.

(a) (1) (O)       Form of IVR Script - DeltaShare Stock Option Plan and Pilots
                  Stock Option Plan (SkyShares).

(a) (1) (P)       Form of Script for Personal Service Representatives - 2000
                  Performance Compensation Plan.

(a) (1) (Q)       Form of Script for Personal Service Representatives -
                  DeltaShare Stock Option Plan and Pilots Stock Option Plan
                  (SkyShares).

(a) (1) (R)       DeltaNet Intranet Pages (Option Exchange area on the HR
                  Employee Connection).

(a) (1) (S)       Option Exchange Program Booklet - DeltaShare Stock Option Plan
                  and Pilots Stock Option Plan (SkyShares).

(a) (1) (T)       Option Exchange Program Booklet - 2000 Performance
                  Compensation Plan.

(a) (1) (U)       Letter from Leo Mullin dated May 28, 2003.

(a) (1) (V)       Form of Stock Option Record Keeping Statement - DeltaShare
                  Stock Option Plan and Pilots Stock Option Plan (SkyShares).

(a) (1) (W)       Form of Stock Option Record Keeping Statement - 2000
                  Performance Compensation Plan.

(a) (1) (X)       Form of Option Exchange Poster.

(a) (1) (Y)       Form of Letter to Relatives and Contacts of Delta Employees on
                  Military Leave Who Are Eligible for the Stock Option Exchange
                  Program.

(a) (1) (Z)       Stock Option Basics.

(a) (1) (AA)      Newsline Intranet Communications to Employees - May 28, 2003

(a) (1) (BB)      Press Release dated May 28, 2003.

(a) (1) (CC)      Internal Communication regarding Stock Option Exchange Program.

(a) (1) (DD)      First Supplement to Offer to Exchange.

(d) (1) Delta 2000 Performance Compensation Plan, filed as Appendix A to Delta's Proxy Statement dated September 15, 2000 and incorporated herein by reference.

(d) (2)           First Amendment to Delta 2000 Performance Compensation Plan.

(d) (3)           Delta Pilots Stock Option Plan, filed as Exhibit 4.5 to
                  Delta's Registration Statement on Form S-8 on November 20,
                  1996 (Registration Number 333-16471) and incorporated herein by reference.

(d)(4)            Letter Agreement dated June 19, 1998 amending Pilots Stock
                  Option Plan.

(d) (5)           Amendment to Delta Pilots Stock Option Plan.

(d) (6)           DeltaShare Stock Option Plan, filed as Exhibit 4.4 to Delta's
                  Registration Statement on Form S-8 on November 20, 1996
                  (Registration Number 333-16471) and incorporated herein by reference.

(d) (7)           First Amendment to DeltaShare Stock Option Plan.


                                       2